UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Monmouth Capital Corporation
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    126504109
                                    ---------
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                         Noah Klarish & Associates, P.C.
                           40 W. 57th Street, 30th Fl.
                               New York, NY 10019
                                 (212) 603-2326

                                November 6, 2001
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 126504109              SCHEDULE 13D                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul H. O'Leary
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Less than 5% of the number of outstanding shares of any
                        class of capital stock of the Issuer
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Less than 5% of the number of outstanding shares of any
    WITH                class of capital stock of the Issuer
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of Monmouth Capital Corporation, a New Jersey corporation (the "Issuer"). The Issuer maintains its principal executive office at Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728.

Item 2.     Identity and Background.

            (a) This statement is filed by (i) Paul H. O'Leary, an individual, with respect to shares of the Issuer's Common Stock held by him, (ii) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it, and (iii) Channel Partnership II, L.P., a New York limited partnership (the "Channel Partnership") with respect to shares of the Issuer's Common Stock held by it. Paul H. O'Leary, the Raffles Partnership and the Channel Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The business addresses of Paul H. O'Leary, the Raffles Partnership and the Channel Partnership are all located at 450 Fashion Avenue, Suite 509, New York, NY 10123. The Reporting Person filed an initial Schedule 13D for an event of June 18, 1997 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Items 3.    Source and Amount of Funds or Other Consideration.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the "Securities Exchange Act").

Item 4.     Purpose of Transaction.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Item 5.     Interest in Securities of the Issuer.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

            (c)   See Appendix 1 annexed hereto.

Item 7.     Material to be Filed as Exhibits.

            None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2001

                                            /s/ Paul H. O'Leary
                                            ------------------------------------
                                            Paul H. O'Leary


                                            RAFFLES ASSOCIATES, L.P.

                                            By: /s/ Paul H. O' Leary
                                                --------------------------------
                                                Paul H. O'Leary, General Partner


                                            CHANNEL PARTNERSHIP II, L.P.

                                            By: /s/ Paul H. O' Leary
                                                --------------------------------
                                                Paul H. O'Leary, General Partner

                                                                      APPENDIX 1

                     TRANSACTIONS IN MONMOUTH CAPITAL CORP.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market sales and the commissions are included in the price of the shares.

1.  Raffles Associates, L.P.

                          No. of
       Trade              Shares          Price Per             Proceeds from
       Date                Sold             Share                   Sale
       ----                ----             -----                   ----

     11/02/01             19,000            $3.07               $ 58,330.00
     10/29/01              1,000             3.18                  3,180.00
     10/26/01              2,000             3.19                  6,380.00
     10/23/01              1,000             3.12                  3,120.00
     10/05/01              1,000             3.18                  3,180.00

2. Channel Partnership II, L.P.

                          No. of
       Trade              Shares          Price Per             Proceeds from
       Date                Sold             Share                   Sale
       ----                ----             -----                   ----

     11/06/01              4,800            $3.05                $14,640.00


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